UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

OvaScience, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

69014Q 101

(CUSIP Number)

Chris McCain

General Catalyst Partners

20 University Road, 4th Floor, Cambridge, MA 02138

(617) 234-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69014Q 101	13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,090,908 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,090,908 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,908 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 69014Q 101	13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GC Entrepreneurs Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,090,908 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,090,908 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,908 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 69014Q 101	13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,090,908 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,090,908 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,908 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 69014Q 101	13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst GP V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,090,908 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,090,908 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,908 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 69014Q 101	13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Joel E. Cutler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,090,908 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,090,908 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,908 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 69014Q 101	13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). David P. Fialkow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,090,908 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,090,908 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,908 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 69014Q 101	13D	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). David J. Orfao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,090,908 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,090,908 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,908 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 69014Q 101	13D	Page 9 of 17 Pages

Schedule 13D

Item 1. Security and Issuer.

This statement relates to the common stock, $.001 par value (the “Common Stock”) of OvaScience, Inc. (the “Issuer”) having its principal executive office at 215 First Street, Suite 240, Cambridge, MA 02142.

Item 2. Identity and Background.

This joint statement on Schedule 13D is being filed by General Catalyst Group V, L.P., a Delaware limited partnership (“GC V”), GC Entrepreneurs Fund V, L.P., a Delaware limited partnership (“E Fund V”, and together with GC V, (the “GC Funds”), General Catalyst Partners V, L.P., a Delaware limited partnership (“GC GPLP”), General Catalyst GP V, LLC, a Delaware limited liability company (“GC GPLLC”) and the Managers (as defined below), who are collectively referred to herein as the “Reporting Persons.” GC GPLP is the sole general partner of the GC Funds. GC GPLLC is the sole general partner of GC GPLP. Joel E. Cutler, David P. Fialkow and David J. Orfao (collectively, the “Managers”) are Managing Directors of GC GPLLC. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act. GC V and E Fund V have generally agreed to sell securities at the same time and each may be deemed to own beneficially the GC Shares (as defined in Item 3) held by the other. As a result of certain agreements described in Item 6 below, the Reporting Persons may be deemed to members of a group that includes entities affiliated with Longwood Fund and Bessemer Venture Partners. To the Reporting Persons’ knowledge, each of Bessemer Venture Partners and its affiliates and Longwood Fund and its affiliates are filing separate Schedules 13D on or around the date hereof.

The address of the principal business office of all Reporting Persons is 20 University Road, 4th Floor, Cambridge, MA 02138.

The principal business of the GC Funds is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of GC GPLP is to act as the sole general partner of the GC Funds. The principal business of GC GPLLC is to act as the sole general partner of GC GPLP. The principal business of each of the Managers is to manage GC GPLLC, GC GPLP, the GC Funds and a number of affiliated entities with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The GC Funds and GC GPLP are limited partnerships organized under the laws of the State of Delaware. GC GPLLC is a limited liability company organized under the laws of the State of Delaware. Each of the Managers is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On March 29, 2012, the Issuer sold 6,770,563 shares of Series B convertible preferred stock (the “Series B Preferred Stock”). GC V purchased an aggregate of 1,068,602 shares of Series B Preferred Stock at a price of $5.50 per share and E Fund V purchased an aggregate 22,306 shares of Series B Preferred Stock at a price of $5.50 per share. On August 13, 2012, as a result of the completion of a private placement of the Issuer’s Common Stock, the Issuer’s Series B Preferred Stock automatically converted into shares of Common Stock on a one-for-one basis (the “Conversion”). As a result of the Conversion, the GC Funds now hold a total of 1,090,908 shares of the Issuer’s Common Stock (the “GC Shares”).

CUSIP No. 69014Q 101	13D	Page 10 of 17 Pages

The working capital of the GC Funds was the source of the funds for the purchase of the GC Shares. No part of the purchase price of the GC Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the GC Shares.

Item 4. Purpose of Transaction.

The GC Funds acquired the GC Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the GC Funds and other Reporting Persons may dispose of or acquire additional shares of the Issuer.

None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer’s Common Stock held by such stockholders.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Investors’ Rights Agreement, as defined below.

In addition, the Reporting Persons are aware that the Issuer intends to list its Common Stock on a national securities exchange. The Reporting Persons are also aware that the Issuer intends to file a new charter and implement new bylaws upon the listing of its Common Stock on a national securities exchange.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 69014Q 101	13D	Page 11 of 17 Pages

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	GC V is the record owner of 1,068,602 of the GC Shares and E Fund V is the record owner of 22,306 of the GC Shares. As the sole general partner of the GC Funds, GC GPLP may be deemed to own beneficially the GC Shares. As the sole general partner of GC GPLP, GC GPLLC may be deemed to own beneficially the GC Shares. As Managing Directors of GC GPLLC, each of the Managers may be deemed to own beneficially the GC Shares.

Each Reporting Person disclaims beneficial ownership of the GC Shares except for the shares, if any, such Reporting Person holds of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 14,262,276 shares of Common Stock reported to be outstanding by the Issuer as of November 5, 2012, on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

The Common Stock ownership reported for the Reporting Persons on this Schedule 13D does not include any Common Stock owned by the other parties to the Voting Agreement (as defined in Item 6), and each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned by the other parties to the Voting Agreement.

The aggregate number of Common Stock beneficially owned collectively by the parties to the Voting Agreement, including the Reporting Persons, based on available information, is 9,629,009, which represents approximately 67.5% of the outstanding Common Stock.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	None of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

CUSIP No. 69014Q 101	13D	Page 12 of 17 Pages

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Voting Agreement

The GC Funds and certain other stockholders of the Issuer are party to an Amended and Restated Voting Agreement dated March 29, 2012 (the “Voting Agreement”) with the Issuer.

Pursuant to the Voting Agreement, until such time as the Issuer’s Common Stock is traded on a national securities exchange, parties to the Voting Agreement have agreed to vote their shares in such a way as to ensure that one designee of each of the Issuer’s lead investors will serve on the board of directors for so long as each such lead investor remains a significant investor, which is defined as an investor who initially purchased at least 270,000 shares of the Issuer’s Series A or Series B preferred stock and continues to hold at least 20% of such shares, including any shares of Common Stock issued upon conversion of such shares.

Amended and Restated Investors’ Rights Agreement

The GC Funds and certain other stockholders of the Issuer have entered into an Amended and Restated Investors’ Rights Agreement dated March 29, 2012 (the “Investors’ Rights Agreement”) with the Issuer. The Investors’ Rights Agreement provides these holders various rights, including the right to have the Issuer file registration statements covering their shares of Common Stock issued upon conversion of their preferred stock or request that such shares be covered by a registration statement that the Issuer is otherwise filing, the right to receive certain financial information and the right to participate in future equity offerings.

Demand Registration Rights

Pursuant to the Investors’ Rights Agreement, at any time after (1) March 29, 2014, (2) 180 days after the effective date of the Issuer’s first underwritten firm commitment public offering of Common Stock under the Securities Act of 1933, as amended (the “Securities Act”) or (3) 180 days after the first date on which the Issuer’s Common Stock commences trading on a national securities exchange, whichever is earliest, the holders of at least 20% of the aggregate number of shares of Common Stock issued upon conversion of shares of the Issuer’s Series A preferred stock and Series B preferred stock may require that the Issuer file a registration statement with regard to such shares. The Issuer is not obligated to file a registration statement pursuant to this provision on more than two occasions.

Form S-3 Registration Rights

Pursuant to the Investors’ Rights Agreement, at any time after the Issuer becomes eligible to file a registration statement on Form S-3, subject to specified limitations set forth in the Investors’ Rights Agreement, the holders of Common Stock issued upon conversion of the Issuer’s Series A preferred stock and Series B preferred stock may request that the Issuer register on Form S-3 all or a portion of the registrable shares so long as the total amount of the shares being registered has an aggregate offering price of at least $3,000,000, based on then current market price. The Issuer is not obligated to file a Form S-3 pursuant to this provision if it has effected two registrations upon such holders’ request within the 12 month period immediately preceding the date of such request.

“Piggyback” Registration Rights

Pursuant to the Investors’ Rights Agreement, if the Issuer proposes to file a registration statement under the Securities Act, other than pursuant to the demand registration rights described above, the holders of shares of Common Stock issued upon conversion of the Issuer’s Series A preferred stock and Series B preferred stock will be entitled to notice of the registration and have the right to require the Issuer to register all or a portion of the registrable shares then held by them, subject to the Issuer’s right and the right of the Issuer’s underwriters to reduce the number of shares proposed to be registered in view of market conditions.

Expenses of Registration

The Issuer will pay all expenses, other than underwriting discounts and commissions, related to demand registrations, Form S-3 registrations and piggyback registrations, including the reasonable fees of one special counsel of the investors.

CUSIP No. 69014Q 101	13D	Page 13 of 17 Pages

Expiration of Registration Rights

The demand, Form S-3 and piggyback registration rights described above shall terminate upon the earlier of (1) the date such shares may be sold under Rule 144 or a similar Securities Act exemption without limitation during a three month period without registration or (2) the fifth anniversary of the date on which the Issuer’s Common Stock is first traded on a national securities exchange.

Lock-up Agreement

The GC Funds, as well as other holders of certain shares of the Issuer’s Common Stock, have agreed that, if the Issuer registers shares of its capital stock in an initial firm commitment underwritten public offering, they will not, without the prior written consent of the managing underwriter, during the period beginning on the date of the final prospectus for such registration statement and ending on a date specified by the Issuer and the managing underwriter (not to exceed 180 days thereafter with limited exceptions):

•

lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer’s Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for shares of the Issuer’s Common Stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities.

These lock-up provisions will not apply to, among other things, shares of Common Stock acquired in such offering or in open market transactions after such offering.

Additional Information

As a result of the Voting Agreement and the Investors’ Rights Agreement, the Reporting Persons and certain other holders of the Issuer’s Common Stock may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists.

The Reporting Persons take no responsibility for any filings made by such other holders of the Issuer’s Common Stock or the completeness or accuracy of any information contained therein.

The foregoing description of the terms of the Voting Agreement, the Investors’ Rights Agreement and the lock-up agreement contained in such documents is intended as a summary only and is qualified in its entirety by reference to the Voting Agreement, the Investors’ Rights Agreement and the lock-up agreement contained in such documents, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 – Agreement regarding joint filing Schedule 13D.

Exhibit 99.2 – Amended and Restated Voting Agreement, dated March 29, 2012, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.15 to the Issuer’s Registration Statement on Form 10 (SEC File No. 000-54647) filed by the Issuer on April 11, 2012).

Exhibit 99.3 – Amended and Restated Investors’ Rights Agreement, dated March 29, 2012, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form 10 (SEC File No. 000-54647), filed by the Issuer on April 11, 2012).

CUSIP No. 69014Q 101	13D	Page 14 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 11th day of February, 2013.

GENERAL CATALYST GROUP V, L.P.

By:	GENERAL CATALYST PARTNERS V, L.P.
its General Partner

	By:	GENERAL CATALYST GP V, LLC
its General Partner

		By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member and CFO

GC ENTREPRENEURS FUND V, L.P.

By:	GENERAL CATALYST PARTNERS V, L.P.
its General Partner

	By:	GENERAL CATALYST GP V, LLC
its General Partner

		By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member and CFO

GENERAL CATALYST PARTNERS V, L.P.

By:	GENERAL CATALYST GP V, LLC
its General Partner

	By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member and CFO

CUSIP No. 69014Q 101	13D	Page 15 of 17 Pages

GENERAL CATALYST GP V, LLC

By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member and CFO

By:	/s/ Joel E. Cutler
Joel E. Cutler

By:	/s/ David P. Fialkow
David P. Fialkow

By:	/s/ David J. Orfao
David J. Orfao

CUSIP No. 69014Q 101	13D	Page 16 of 17 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of OvaScience, Inc.

EXECUTED this 11th day of February, 2013.

GENERAL CATALYST GROUP V, L.P.

By:	GENERAL CATALYST PARTNERS V, L.P.
its General Partner

	By:	GENERAL CATALYST GP V, LLC
its General Partner

		By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member and CFO

GC ENTREPRENEURS FUND V, L.P.

By:	GENERAL CATALYST PARTNERS V, L.P.
its General Partner

	By:	GENERAL CATALYST GP V, LLC
its General Partner

		By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member and CFO

GENERAL CATALYST PARTNERS V, L.P.

By:	GENERAL CATALYST GP V, LLC
its General Partner

	By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member and CFO

CUSIP No. 69014Q 101	13D	Page 17 of 17 Pages

GENERAL CATALYST GP V, LLC

By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member and CFO

By:	/s/ Joel E. Cutler
Joel E. Cutler

By:	/s/ David P. Fialkow
David P. Fialkow

By:	/s/ David J. Orfao
David J. Orfao